Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

July 2, 2020
Via EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Attn:  Ms. Ashley Vroman-Lee

Re:	The UBS Funds (the “Trust” or “Registrant”)
File Nos. 033-47287; 811-06637

Dear Ms. Vroman-Lee:
On behalf of the above-referenced Trust, following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment No. 143/144 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 24, 2020 pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (“1933 Act”) to register two new series of the Trust, UBS US Quality Growth At Reasonable Price Fund and UBS US Dividend Ruler Fund (each, a “Fund” and together, the “Funds”).  Each comment is summarized below, followed by the Trust’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

1.	Comment.	Please include a subcaption in the Funds’ fee tables for “Acquired Fund Fees and Expenses,” if applicable.

Response.
The fees and expenses incurred indirectly by each Fund for the current fiscal year as a result of investment in shares of one or more acquired funds are not estimated to exceed 0.01 percent (one basis point) of average net assets of the Fund and therefore the subcaption for “Acquired Fund Fees and Expenses” is not required or applicable.

2.	Comment.
Because the UBS US Dividend Ruler Fund contains “Dividend” in its name, pursuant to Rule 35d-1 under the 1940 Act please include a policy to invest, under normal circumstances, at least 80% of the value of the Fund’s assets in dividend paying securities.

	Response.	The following policy will be added to the UBS US Dividend Ruler Fund:

Under normal circumstances, the Fund invests at least 80% of the Fund’s net assets (plus borrowings for investment purposes, if any) in dividend-paying securities.

3.	Comment.
Because each Fund may invest in companies with a market capitalization under $5 billion, please add risk disclosure regarding small capitalization companies or explain why such disclosure is not appropriate.

	Response.	Each Fund has added “Small- and mid-capitalization company risk” to its prospectus.

4.	Comment.
Each Fund’s prospectus states that, under normal market conditions, a minimum of six sectors will be included in the portfolio for diversification purposes. Please confirm whether a Fund intends to focus on any particular sectors and, if so, please add disclosure.

	Response.	Each Fund has added “Focus Risk” to its prospectus.

5.	Comment.	Please confirm that each Fund will use the market value rather than the notional value for derivatives when calculating compliance with the Fund’s 80% policy.

Response.
The value of derivative instruments is calculated for purposes of the Fund’s 80% policy in the same manner that the value of such derivative instruments is calculated according to the Funds’ valuation policies and procedures for purposes of determining the Fund’s net asset value. Derivative instruments are valued at market price (not notional value) and may be fair valued, for purposes of calculating the Funds’ net asset values. The Funds reserve the right to alter how they value derivatives for purposes of their 80% policies based on subsequent guidance from the SEC or Staff or in response to modifications to the Staff’s position.

6.	Comment.	Please supplementally provide each Fund’s benchmark.

	Response.	The UBS US Dividend Ruler Fund’s benchmark is the S&P 500 Index. The UBS US Quality Growth At Reasonable Price Fund’s benchmark is the Russell 1000 Growth Index.

7.	Comment.	Please confirm that the portfolio managers listed in the prospectus of each Fund are primarily and jointly responsible for day-to-day management of the respective Fund.

	Response.	The portfolio managers listed in the prospectus of each Fund are primarily and jointly responsible for day-to day management of the respective Fund.

8.	Comment.
The UBS US Quality Growth At Reasonable Price Fund has an investment objective to seek to maximize total return, consisting of capital appreciation and current income. Please explain why the Fund does not have a primary investment objective related to growth, given “growth” is in its name, with income as a secondary investment objective.

	Response.	The UBS US Quality Growth At Reasonable Price Fund has revised its investment objective to: The Fund seeks to provide capital appreciation.

9.	Comment.	With respect to the name of the UBS US Quality Growth At Reasonable Price Fund, please define “reasonable price.”

	Response.	The UBS US Quality Growth At Reasonable Price has added the following disclosure to its prospectus:

The portfolio management team defines "reasonable price" as attractive valuation relative to a company's peers. While the primary metric used to assess valuation is price-to-earnings, the team may include other metrics such as enterprise value-to-earnings before interest, taxes, depreciation and amortization ("EBITDA") and price-to-sales.

Please do not hesitate to contact me at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Jana L. Cresswell
Jana L. Cresswell

Enclosures
cc:	Keith A. Weller
Fund Secretary

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